Piengchai Pookakupt,Ph.D.
Executive Vice President

[redacted]

03032868

**ธนาคารกสิกรไทย**
**KASIKORNBANK 泰华农民银行**

12g3-2(b) File No.82-4922

Ref No. CN. 352/2003

October 21, 2003

OCT 21 2003

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 10/24

CS028-4-03



KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 10

Summary Statement of Liabilities and Assets [1/]

As at September 30, 2003

| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 8,316,407,184.94 | Deposits | 690,882,061,260.44 |
| Interbank and money market items, net | 89,525,792,640.82 | Interbank and money market items | 8,029,952,416.11 |
| Securities purchased under resale agreements | 56,000,000,000.00 | Liabilities payable on demand | 2,943,117,987.81 |
| Investments, net (with obligations Baht 36,204,585.10) | 157,548,882,397.71 | Securities sold under repurchase agreements | - |
| Credit advances (net of allowance for doubtful accounts) | 458,548,725,161.63 | Borrowings | 47,910,865,099.78 |
| Accrued interest receivables | 1,587,709,899.89 | Bank's liabilities under acceptances | 658,816,598.28 |
| Properties foreclosed, net | 11,528,718,648.57 | Other liabilities | 14,993,139,875.42 |
| Customers' liabilities under acceptances | 658,816,598.28 | Total liabilities | 763,417,953,017.84 |
| Premises and equipment, net | 21,646,501,840.16 | | |
| Other assets | 11,782,881,582.26 | **Shareholders' equity** | |
| | | Paid-up share capital | |
| | | (registered share capital Baht 26,900,946,800.00) | 23,540,654,170.00 |
| | | Reserves and net profit after appropriation | 15,908,641,634.59 |
| | | Other reserves and profit and loss account | 8,237,932,185.23 |
| | | Total shareholders' equity | 47,687,227,989.82 |
| Total Assets | 811,105,181,007.66 | Total Liabilities and Shareholders' Equity | 811,105,181,007.66 |
| Customers' liabilities under unmatured bills | 2,747,488,444.09 | Bank's liabilities under unmatured bills | 2,747,438,444.09 |
| Total | 813,852,619,451.75 | Total | 813,852,619,451.75 |

| | Baht |
|---|---|
| Non-Performing Loans as at September 30, 2003 (Quarterly) | 79,495,236,359.44 |
| (15.65% of total loans before allowance for doubtful accounts) | |
| Required provisioning for loan loss, as at September 30, 2003 (Quarterly) | 37,825,732,389.14 |
| Actual allowace for doubtful accounts | 51,924,030,125.84 |
| Loans to related parties | 5,125,810,048.69 |
| Loans to related asset management companies | 23,100,000,000.00 |
| Loans to related parties due to debt restructuring | 3,050,716,856.35 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | 19,967,145,600.00 |
| Legal capital fund | 82,939,089,801.08 |
| Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section | - |
| International Banking Facility's assets and liabilities | |
| Total assets | 2,440,592,332.42 |
| Total liabilities | 512,859,026.38 |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 5,608,360,887.35 |
| Letters of credit | 8,893,488,348.69 |

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

A1